Filed by Reliant Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Tennessee Community Bank Holdings, Inc.
(Commission File No. 001-37391)

Reliant Bancorp, Inc. to Acquire
First Advantage Bancorp and First Advantage Bank

Acquisition will extend Reliant’s footprint into Clarksville and increases Nashville market share

Brentwood and Clarksville, Tenn. – (October 23, 2019) – Reliant Bancorp, Inc. (“Reliant”) (Nasdaq: RBNC), the parent company for Reliant Bank, announced today that it has entered into a definitive agreement to acquire First Advantage Bancorp (“FABK”), the parent company for First Advantage Bank (“FAB”), located in Clarksville, Tennessee. The agreement provides for a cash and stock transaction valued at approximately $123.4 million, or $30.67 per share of FABK common stock, based on the closing price for Reliant common stock of $23.65 per share on October 22, 2019. Inclusive of its pending acquisition of Tennessee Community Bank Holdings, Inc. (“TCB Holdings”) (the “TCB Holdings Transaction”), Reliant expects the acquisition to be approximately 18% accretive to fully diluted earnings per common share in 2021, assuming full achievement of anticipated cost savings, while tangible book value  dilution is expected to be earned back in 3 years.

The combined company is expected to have total consolidated assets of approximately $3.0 billion, deposits of approximately $2.5 billion, and loans of approximately $2.3 billion, and will operate 30 full-service branches and a loan production office in Middle and East Tennessee, after consummation of the pending TCB Holdings Transaction and the FABK acquisition. The transaction is expected to position Reliant as the second largest bank in Montgomery County, Tennessee, and the third largest bank in the Clarksville, TN-KY Metropolitan Statistical Area (the “Clarksville MSA”), based upon most recent FDIC deposit market share data. Further, Reliant plans to expand capabilities for its customers and diversify its business mix with the addition of FAB’s specialty lending business. FAB’s specialty lending business provides loans to consumers for the purchase of manufactured homes, primarily in the Southeastern United States.

DeVan Ard, Jr., Chairman, President, and Chief Executive Officer of Reliant, commented, “We are very excited about the growth opportunity the proposed merger with First Advantage Bancorp presents. Our companies share similar values, and our partnership will reinforce the foundation for an extraordinary financial services company whose focus is the delivery of exceptional experiences to our customers, employees, and the communities in which we serve. This transaction satisfies our strategic and financial criteria for a successful acquisition. We are gaining a strong presence in the attractive Clarksville MSA, anticipate double-digit EPS accretion, and expect to benefit from the strong growth and fantastic asset quality trends that First Advantage Bank has demonstrated.”

“I believe the partnership with Reliant Bank is an excellent fit for our shareholders, customers, and employees,” said Earl O. Bradley III, Chief Executive Officer of First Advantage. “The combination of our companies will better align our resources, enhance our financial strength, and expand our product offerings and technology solutions, all while allowing us to remain actively involved in our communities.”

The definitive agreement provides for the merger of FABK with and into Reliant, with Reliant to be the surviving company. Under the terms of the definitive agreement, shareholders of FABK will receive 1.17 shares of Reliant common stock and $3.00 cash (subject to adjustment under certain circumstances provided for in the definitive agreement) in exchange for each share of FABK common stock. The definitive agreement has been approved by the board of directors of both Reliant and FABK. The parties currently expect to consummate the transaction in the second quarter of 2020, subject to the receipt of required regulatory and shareholder approvals, as well as the satisfaction of certain other customary closing conditions. Reliant Bank and FAB have entered into a separate bank merger agreement providing for the merger of FAB with and into Reliant Bank following the merger of Reliant and FABK. The combined bank will operate as Reliant Bank. Current FABK board members William Lawson Mabry and Michael E. Wallace are expected to join Reliant’s board of directors upon completion of the transaction.

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Reliant Bancorp, Inc. to Acquire
First Advantage Bancorp and First Advantage Bank

October 23, 2019

Piper Jaffray & Co. served as financial advisor and Butler Snow LLP served as legal counsel to Reliant. Raymond James & Associates, Inc. served as financial advisor and Kilpatrick Townsend & Stockton LLP served as legal counsel to FABK.

Conference Call and Webcast

Reliant will hold a conference call at 9:00 a.m. Central Time on Wednesday, October 23, 2019, to discuss the transaction, including how it relates to Reliant’s previously announced, pending TCB Holdings Transaction, as well as its third quarter financial results. The audio webcast of the call will be broadcast live over the Internet at https://www.webcaster4.com/Webcast/Page/1855/31829. A copy of the corresponding presentation slides will be available on Reliant’s website at www.reliantbank.com.

Contacts

DeVan Ard, Jr., Chairman, President, and Chief Executive Officer, Reliant Bancorp, Inc. (615.221.2020)

Earl O. Bradley III, Chief Executive Officer, First Advantage Bancorp (931.552.6176)

About Reliant and Reliant Bank

Reliant Bancorp, Inc. (Nasdaq: RBNC) is a Brentwood, Tennessee-based bank holding company which operates banking centers in Davidson, Hamilton, Hickman, Maury, Robertson, Rutherford, Sumner and Williamson Counties, Tennessee, along with mortgage locations in Brentwood and Hendersonville, Tennessee, through its wholly owned subsidiary Reliant Bank.  Reliant Bank is a full-service commercial bank that offers a variety of deposit, lending and mortgage products and services to business and consumer customers. For additional information, locations and hours of operation, please visit www.reliantbank.com.

About FABK and FAB

First Advantage Bancorp is a bank holding company headquartered in Clarksville, Tennessee, and operates eight banking centers in Clarksville, Franklin, and Nashville, Tennessee, and a loan production office in Knoxville, Tennessee, through its wholly owned subsidiary First Advantage Bank. For additional information about First Advantage Bancorp and First Advantage Bank, please visit their website at www.firstadvantagebanking.com.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “anticipate,” “expect,” “may,” “assume,” “should,” “predict,” “could,” “would,” “intend,” “targets,” “estimates,” “projects,” “plans,” and “potential,” and other similar words and expressions of similar meaning, and the negatives thereof, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the expected timing and likelihood of completion of the proposed mergers of Reliant and FABK and Reliant Bank and FAB (collectively, the “First Advantage Transaction” and, together with the TCB Holdings Transaction, the “Transactions”), the benefits of the First Advantage Transaction to Reliant and FABK and their respective shareholders, Reliant’s future financial and operating results (including the anticipated impact of the First Advantage Transaction, separately or together with Reliant’s previously-announced, TCB Holdings Transaction, on Reliant’s earnings per share and tangible book value), and Reliant’s plans, objectives, and intentions.

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Reliant Bancorp, Inc. to Acquire
First Advantage Bancorp and First Advantage Bank

October 23, 2019

All forward-looking statements are subject to assumptions, risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such assumptions, risks, uncertainties, and factors include, among others, (1) the risk that expected cost savings and revenue synergies from the Transactions may not be realized or take longer than anticipated to be realized, (2) the ability to meet expectations regarding the timing and completion and accounting and tax treatment of the Transactions, (3) the effect of the announcement and pendency of the Transactions on customer, supplier, or employee relationships and operating results (including without limitation difficulties in maintaining relationships with employees and customers), as well as on the market price of Reliant’s common stock, (4) the risk that the businesses and operations of FABK and its subsidiaries and of TCB Holdings and its subsidiaries cannot be successfully integrated with the business and operations of Reliant and its subsidiaries or that integration will be more costly or difficult than expected, (5) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive agreement for the First Advantage Transaction or the definitive agreement for the TCB Holdings Transaction, (6) the amount of costs, fees, expenses, and charges related to the Transactions, including those arising as a result of unexpected factors or events, (7) the ability to obtain the shareholder and governmental approvals required for the Transactions, (8) reputational risk associated with and the reaction of the parties’ customers, suppliers, employees, or other business partners to the Transactions, (9) the failure of any of the conditions to the closing of the Transactions to be satisfied, or any unexpected delay in closing the Transactions, (10) the dilution caused by Reliant’s issuance of additional shares of its common stock in the Transactions, (11) Reliant’s ability to simultaneously execute on two separate business combination transactions, (12) the risk associated with Reliant management’s attention being diverted away from the day-to-day business and operations of Reliant to the completion of the Transactions, and (13) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in Reliant’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the Securities and Exchange Commission (the “SEC”) and available on the SEC’s website at http://www.sec.gov. Reliant believes the forward-looking statements contained herein are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Reliant disclaims any obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.

Additional Information about TCB Holdings Transaction and Where to Find It

In connection with TCB Holdings Transaction, Reliant intends to file a registration statement on Form S-4 with the SEC to register the shares of Reliant common stock that will be issued to TCB Holdings’ shareholders in connection with TCB Holdings Transaction. The registration statement will include a proxy statement of TCB Holding and prospectus of Reliant and other relevant materials pertaining to TCB Holdings Transaction.  The proxy statement/prospectus will be sent to TCB Holdings’ shareholders in connection with seeking the required shareholder approval(s) for TCB Holdings Transaction). INVESTORS AND SECURITY HOLDERS OF RELIANT AND TCB HOLDINGS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT MATERIALS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH TCB HOLDINGS TRANSACTION (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELIANT, TCB HOLDINGS, AND TCB HOLDINGS TRANSACTION. Investors and security holders may obtain free copies of the registration statement and related proxy statement/prospectus, when filed, as well as other documents filed by Reliant with the SEC, through the website maintained by the SEC at www.sec.gov. Free copies of the documents filed by Reliant with the SEC (including the registration statement and related proxy statement/prospectus) also may be obtained by directing a request by mail or telephone to Reliant Bancorp, Inc., 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067, Attention: J. Daniel Dellinger, Chief Financial Officer, (615) 221-2020.

This communication is for informational purposes only and shall not constitute a solicitation of any proxy, vote, or approval or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

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Reliant Bancorp, Inc. to Acquire
First Advantage Bancorp and First Advantage Bank

October 23, 2019

Participants in the Solicitation

Reliant, TCB Holdings, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from TCB Holdings’ shareholders in connection with TCB Holdings Transaction. Certain information about the directors and executive officers of Reliant and TCB Holdings will be included in the proxy statement/prospectus included in the registration statement on Form S-4 to be filed by Reliant. Information about the directors and executive officers of Reliant can also be found in Reliant’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 22, 2019, and other documents subsequently filed by Reliant with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to TCB Holdings Transaction if and when it becomes available. These documents can be obtained free of charge in the manner described above.

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